[Translation]
                                                                   July 31, 2009
To Whom It May Concern:
                         Company Name: Toyota Auto Body Co., Ltd.
                         Name and Title of Representative:
                            Toshio Mizushima, President
                         (Code Number: 7221
                             The first sections of the Tokyo Stock Exchange
                              and the Nagoya Stock Exchange)
                         Name and Title of Contact Person:
                           Yasushi Fukaya, General Manager, Accounting Division
                         Telephone Number: 0566-36-7522
                         (The Parent Company of Toyota Auto Body Co., Ltd.) Company Name: Toyota Motor Corporation
                         Name and Title of Representative:
                           Akio Toyoda, President
                         (Code Number: 7203
                            Securities exchanges throughout Japan)

            Notice Concerning Amendments to the Forecasts for FY2010
            --------------------------------------------------------

Based on our recent business results, we, Toyota Auto Body Co., Ltd. (the "Company"), hereby amend, as below, our financial forecasts, announced on April 28, 2009:

1. Amendments to the forecasts
(1) Consolidated financial results
   (i) Amendments to the forecasts of consolidated semi-annual financial results for FY 2010
       (from April 1, 2009 to September 30, 2009)
                                                                   (million yen)

---------------------------------------------------------------------------------------------
                                      Net     Operating    Ordinary        Net    Net income
                                   revenues    income       income        income   per share
---------------------------------------------------------------------------------------------
Previous forecasts (A)               500,000     -23,000     -24,000     -14,000  -120.00yen
---------------------------------------------------------------------------------------------
New forecasts (B)                    620,000      -8,000      -9,000      -5,000   -42.86yen
---------------------------------------------------------------------------------------------
Amount changed (B - A)               120,000      15,000      15,000       9,000           -
---------------------------------------------------------------------------------------------
% of change                             24.0           -           -           -           -
---------------------------------------------------------------------------------------------
(Reference)
Actual results of the
corresponding period of the          926,891       9,724      10,643       5,726    48.98yen
preceding year
(First half of FY2009)
---------------------------------------------------------------------------------------------

   (ii) Amendments to the forecasts of consolidated financial results for FY2010 (from April 1, 2009 to March 31, 2010)
                                                                   (million yen)

---------------------------------------------------------------------------------------------
                                      Net     Operating    Ordinary        Net    Net income
                                   revenues    income       income        income   per share
---------------------------------------------------------------------------------------------
Previous forecasts (A)             1,150,000     -19,000     -20,000     -12,000  -102.86yen
---------------------------------------------------------------------------------------------
New forecasts (B)                  1,250,000      -4,000      -5,000      -3,000   -25.71yen
---------------------------------------------------------------------------------------------
Amount changed (B - A)               100,000      15,000      15,000       9,000           -
---------------------------------------------------------------------------------------------
% of change                              8.7           -           -           -           -
---------------------------------------------------------------------------------------------
(Reference)
Actual results for FY2009          1,651,253         624        -525      -1,092    -9.36yen
---------------------------------------------------------------------------------------------

(2) Unconsolidated financial results
   (i) Amendments to the forecasts of unconsolidated semi-annual financial results for FY2010
       (from April 1, 2009 to September 30, 2009)
                                                                   (million yen)

---------------------------------------------------------------------------------------------
                                      Net     Operating    Ordinary        Net    Net income
                                   revenues    income       income        income   per share
---------------------------------------------------------------------------------------------
Previous forecasts (A)               480,000     -20,500     -20,000     -12,000  -102.85yen
---------------------------------------------------------------------------------------------
New forecasts (B)                    600,000      -8,000      -8,000      -4,800   -41.14yen
---------------------------------------------------------------------------------------------
Amount changed (B - A)               120,000      12,500      12,000       7,200           -
---------------------------------------------------------------------------------------------
% of change                             25.0           -           -           -           -
---------------------------------------------------------------------------------------------
(Reference)
Actual results of the
corresponding period of the          884,477       7,960       9,176       5,043    43.14yen
preceding year
(First half of FY2009)
---------------------------------------------------------------------------------------------

   (ii) Amendments to the forecasts of unconsolidated financial results for FY2010
       (from April 1, 2009 to March 31, 2010)
                                                                   (million yen)

---------------------------------------------------------------------------------------------
                                      Net     Operating    Ordinary        Net    Net income
                                   revenues    income       income        income   per share
---------------------------------------------------------------------------------------------
Previous forecasts (A)             1,100,000     -15,500     -15,000      -9,000   -77.14yen
---------------------------------------------------------------------------------------------
New forecasts (B)                  1,200,000      -3,500      -3,000      -1,800   -15.43yen
---------------------------------------------------------------------------------------------
Amount changed (B - A)               100,000      12,000      12,000       7,200           -
---------------------------------------------------------------------------------------------
% of change                              9.1           -           -           -           -
---------------------------------------------------------------------------------------------
(Reference)
Actual results for FY2009          1,581,128         243       1,405         935     8.01yen
---------------------------------------------------------------------------------------------

2. Reasons for the Amendments
    With respect to both the consolidated and unconsolidated financial results for FY 2010, the net revenues, operating income, ordinary income and net income are expected to exceed the previously announced figures, due to increase in vehicle sales and company-wide profitability improvement efforts.

[Note]
   The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.